SUPPLEMENTAL DATA	Exhibit 99(n)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended September 30, 2007
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	4thquarter 2007	4thquarter 2007	4thquarter 2007	4thquarter 2007	4thquarter 2007	4thquarter 2007	4thquarter 2007
Sectors and Divisions
Industry Sector	1,018	2	5	1,011	88	189	1,288
Industry Automation	304	(6)	7	303	44	31	378
Drive Technologies	271	2	—	269	11	38	318
Building Technologies	133	—	(1)	134	20	20	174
OSRAM	128	3	3	122	7	64	193
Industry Solutions	83	3	(2)	82	7	16	105
Mobility	99	—	(5)	104	1	18	123
Energy Sector	594	(21)	3	612	24	71	707
Fossil Power Generation	216	(27)	(2)	245	7	25	277
Renewable Energy	50	1	—	49	2	4	55
Oil & Gas	102	—	5	97	8	16	121
Power Transmission	144	5	(1)	140	3	16	159
Power Distribution	82	(1)	—	83	3	8	94
Healthcare Sector	380	8	7	365	60	60	485
Imaging & IT	347	2	(1)	346	42	21	409
Workflow & Solutions	45	1	4	40	2	3	45
Diagnostics	(4)	2	1	(7)	17	33	43

Total Sectors	1,992	(11)	15	1,988	172	320	2,480

Strategic Equity Investments (SEI)	(11)	(11)	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	80	1	(5)	84	15	60	159
Siemens Financial Services (SFS)	52	14	34	4	1	83	88
Reconciliation to consolidated financial statements
Other Operations	(79)	2	(6)	(75)	15	18	(42)
Siemens Real Estate (SRE)	48	1	(29)	76	1	46	123
Corporate items and pensions	(437)	8	56	(501)	112	8	(381)
Eliminations, Corporate Treasury and other reconciling items	(104)	(1)	(82)	(21)	—	(17)	(38)

Siemens	1,541	3	(17)	1,555	316	518	2,389

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €0.